EXHIBIT 11.1

RIMAGE CORPORATION
COMPUTATION OF NET INCOME PER SHARE OF COMMON STOCK

Basic net income per common share is determined by dividing net income by the weighted average number of shares of common stock outstanding. Diluted net income per common share is determined by dividing net income by the weighted average number of shares of common stock and common share equivalents outstanding, unless the result is anti-dilutive. A total of 833 and 1,981 assumed conversion shares for the three months ended March 31, 2005 and 2004, respectively, were excluded from the net income per share computation, as their effect is anti-dilutive. The following is a summary of the weighted average common shares outstanding and assumed conversion shares:

	Three months ended March 31,
	2005	2004
Shares outstanding at end of period	9,476,587	9,257,982

Weighted average shares of common stock outstanding	9,422,076	9,167,484

Weighted average shares of assumed conversion shares	670,019	752,595

Weighted average shares of common stock and assumed
conversion shares	10,092,095	9,920,079

Net income	$2,691,236	$1,831,649

Basic net income per common share	$0.29	$0.20

Diluted net income per common share	$0.27	$0.18

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